

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4628

September 30, 2015

<u>Via E-Mail</u>
Mr. Ryan Ellson
Chief Financial Officer
Gran Tierra Energy Inc.
200, 150 13th Avenue S.W.
Calgary, Alberta
Canada T2R 0V2

      **Re: Gran Tierra Energy Inc.
           Form 10-K for the Fiscal Year ended December 31, 2014
           Filed March 2, 2015
           File No. 001-34018**

Dear Mr. Ellson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Brad Skinner

                            Brad Skinner
                            Senior Assistant Chief Accountant
                            Office of Natural Resources